UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2010

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s proxy statement, to be mailed to the Registrant’s shareholders on or about February 4, 2010.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s proxy card, to be mailed to the Registrant’s shareholders on or about February 4, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:	/s/ David Block Temin
Name:	David Block Temin
Title:	Chief Legal Officer

Dated: February 4, 2010

Exhibit Index

Exhibit No.	Description
1.	Proxy Statement
2.	Proxy Card

February 4, 2010

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Shareholders’ Extraordinary General Meeting to be held at 3:00 p.m. local time on Thursday, March 4, 2010, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposal to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” the resolution as specified on the enclosed proxy card.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received at least 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING

Haifa, Israel

February 4, 2010

This is notice that the Shareholders’ Extraordinary General Meeting of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Thursday, March 4, 2010, at 3:00 p.m. local time, for the purpose of electing Dr. Yehoshua Gleitman to a three-year term as an External Director.

Shareholders of record at the close of business on February 2, 2010 are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS’

EXTRAORDINARY GENERAL MEETING

The following questions and answers summarize the proposal to be voted on at the Shareholders’ Extraordinary General Meeting. For a more complete description of the proposal please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:    The Meeting will take place at 3:00 p.m. local time, on Thursday, March 4, 2010, at the Company’s offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:    The record date is February 2, 2010, and all shareholders holding shares at the close of business on February 2, 2010 will be entitled to receive notice of and to vote at the Meeting.

Q:	What is the proposal to be voted on at the Meeting?

A:    The proposal to be voted on is the election of Dr. Yehoshua Gleitman as an External Director to the Board of Directors.

Q:	Why is it necessary to elect an External Director at this time?

A:    Under Israeli law, a publicly traded company such as ours is required to have at least two External Directors who meet the independence criteria specified in the Israeli Companies Law and who are elected by the required majority at a general shareholders meeting. In January 2010, one of the Company’s External Directors, Yael Efron, resigned from the Board as a measure of caution and to avoid any potential impediment to her son’s professional advancement since her son was recently advised that he is a candidate for promotion at an Israeli law firm that provides legal services to the Company and also to the Company’s controlling shareholder.

Q:	Does the Company and its Board of Directors support the election of Dr. Yehoshua Gleitman as an External Director to the Board of Directors?

A:    Yes.

Q:	What voting majority is required to approve the proposal?

A:    The required majority is more than 50% of the shares voted at the Meeting provided that (i) such majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company’s voting rights.

Q:	What do I need to do now?

A:    Just indicate on your proxy card how you want to vote and whether you are a controlling shareholder of the Company or acting on a controlling shareholder’s behalf, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote or do not indicate whether you are a controlling shareholder of the Company or acting on a controlling shareholder’s behalf, your proxy will be not counted as a vote for the proposal to be voted on at the Meeting.

Q:	What do I do if I want to change my vote?

A:    Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q:	If my shares are held in “street name” by my broker, a bank or other representative, will my representative vote my shares for me?

A:    If you hold your shares through a broker, bank or other representative, generally for the election of a director the broker or other representative may only vote the shares it holds for you in accordance with your instructions. Thus, if the broker or other representative does not receive your instructions in time, it generally may not vote on the proposal to elect Dr. Yehoshua Gleitman as an External Director to the Board of Directors.

Q:	Who can help answer my questions?

A:    For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company’s Corporate Secretary at the Company’s offices in Haifa, Israel, telephone +972-4-8316632.

ELBIT SYSTEMS LTD.

Advanced Technology Center

P.O. Box 539

Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value (the “Shares”), of Elbit Systems Ltd. (the “Company” or “Elbit Systems”), in connection with the Board of Directors’ solicitation of proxies for use at the Shareholders’ Extraordinary General Meeting to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Thursday, March 4, 2010, at 3:00 p.m. Israel time (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders’ Extraordinary General Meeting.

It is proposed that the shareholders at the Meeting adopt a resolution to elect Dr. Yehoshua Gleitman to a three–year term as an External Director as defined under the Israeli Companies Law – 1999 (the “Companies Law”).

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on February 2, 2010 have the right to receive notice and to vote at the Meeting.

On February 2, 2010, the Company had 42,553,916 Shares outstanding, each giving a right of one vote for the matter to be presented at the Meeting. (This amount includes 23,021 Shares held by a wholly-owned subsidiary of the Company but does not include 385,900 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is no quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders holding at least ten percent (10%) of the outstanding Shares participate in person or by proxy.

Joint holders of Shares should note that according to the Company’s Articles of Association, the vote, whether in person or by proxy, of the more senior of joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders’ names appear in the Company’s Register of Shareholders.

To elect Dr. Gleitman to a three-year term as an External Director, the required voting majority is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) such majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the election of Dr. Gleitman does not exceed one percent (1%) of the Company’s voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder or acting on behalf of a controlling shareholder. Failure to advise or indicate as detailed above will render the respective Shares ineligible to vote.

VOTING BY PROXY

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy card, Shares represented by a properly signed and received proxy card in the enclosed form will be voted in favor of the above described matter to be presented for voting at the Meeting. Abstentions will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Proxy cards are being mailed to shareholders on or about February 4, 2010, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a “voting deed” (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel)—2000.

POSITION STATEMENTS

Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (the “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than February 12, 2010. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of February 2, 2010, to the best of the Company’s knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,342,625		45.45%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	9.01%

All officers and directors as a group (29 persons)	152,477	(4)	0.30%

(1)	The total number of Shares includes 23,021 Shares held by a subsidiary of Elbit Systems but excludes 385,900 Shares held by Elbit Systems as treasury shares.

(2)	Federmann Enterprises Ltd. (“FEL”) owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board of Directors and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of February 2, 2010, 4,655,448 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of Shares from Elron Electronics Industries Ltd. and to guarantee an increase of the loan provided to FEL according to an April 2007 amendment to the loan agreement. In addition, 2,175,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	This amount does not include any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 338,061 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 2, 2010. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on Elbit Systems’ February 2, 2010 closing Share price on the Tel-Aviv Stock Exchange of $63.90.

DIRECTOR INDEPENDENCE CRITERIA AND

NOMINATING PROCESS

Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Company’s Board of Directors (the “Board”) must meet certain independence criteria. All of the members of the Audit Committee of the Board (the “Audit Committee”) must meet certain other independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, the Company’s Corporate Governance and Nominating Committee of the Board (the “Corporate Governance and Nominating Committee”), consisting in its entirety of directors meeting the independence criteria for directors as defined by Nasdaq, among its other functions, makes recommendations to the Board of qualified candidates for election or appointment to the Board. Four of the current members of the Board (Messrs. Arad, Asheri and Ne’eman and the External Director Mr. Sharony) meet the board of directors’ independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members. The Corporate Governance and Nominating Committee, as well as the Audit Committee, and the Board as a whole have determined that the proposed nominee, Dr. Gleitman, meets the independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members, as well as the criteria for External Directors under the Companies Law. In considering Dr. Gleitman’s compliance with the criteria for External Directors under the Companies Law, the Audit Committee considered the issue raised by Dr. Gleitman, that certain of the companies in which he is currently involved receive legal services of a limited scope from the Israeli law firm M. Firon & Co., which firm also provides legal services to the Company as well as to FEL, the Company’s controlling shareholder. The Audit Committee determined that under the circumstances described above, the nature and the scope of such legal services are negligible, and accordingly the existence of these services would not prevent Dr. Gleitman from meeting the independence criteria of an External Director under the Companies Law and the relevant regulations.

ELECTION OF DR. YEHOSHUA GLEITMAN TO SERVE A THREE-YEAR

TERM AS AN EXTERNAL DIRECTOR

Under the Companies Law:

(1)	Each Israeli public company is required to appoint at least two External Directors. Among other requirements, a person may serve as an External Director if that person (and each of that person’s relatives, partners and employers, or any person to whom he or she is directly or indirectly subordinated), or any entity controlled by that person, did not have, at any time during the two years preceding that person’s appointment as an External Director, any affiliation with any of: (1) the applicable company, (2) the entities controlling the company, (3) the entities controlled by the company or (4) the entities controlled by the company’s controlling shareholders. In addition, a person may serve as an External Director if and so long as no conflict of interest exists between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities.

(2)	External Directors serve for a three-year term following which they may stand for re-election to an additional term of three years. External Directors in companies such as the Company that are “dual listed” (for example, traded on stock exchanges both in Israel and the U.S.) may stand for re-election to additional terms of up to three years each beyond the first two terms, provided that the following further conditions are met: (1) the audit committee and the board of directors both determine that based upon the expertise and the unique contribution of the External Director to the work of the board of directors and its committees, his/her re-election for an additional term is for the benefit of the company; (2) his/her re-election is approved at a general shareholders meeting by the majority required for election of External Directors under the Companies Law; and (3) his/her period of service as an External Director and the considerations of the audit committee and the board of directors regarding his/her re-election were presented to the general meeting of shareholders prior to the vote on such approval. At an Extraordinary General Meeting of Shareholders held in March 2008, an amendment was approved to the Company’s Articles of Association, consistent with such amendment to Israeli law.

(3)	Any committee of the board of directors must include at least one External Director, and all External Directors must be members of the audit committee.

(4)	In general, at least one External Director must have “accounting and financial expertise” and the other External Director(s) must have “professional competence” as described below. However, in the case of a company that is “dual listed” on securities exchanges both in Israel and the United States, such as the Company, if one or more other directors who meet the independence criteria applicable to members of the audit committee under the foreign applicable law (including stock exchange rules) have been determined by the board of directors to have “accounting and financial expertise” then it is permissible for any or all of the External Directors to have only “professional competence” as described below. Under the relevant regulations of the Companies Law, a director has “financial and accounting expertise” if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. The evaluation of the “financial and accounting expertise” of a director is to be made by the board of directors taking into account the parameters specified under the relevant regulations of the Companies Law. A director has “professional competence” if he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business. The evaluation of the “professional competence” of a director is made by the board of directors.

As required under the Companies Law, after considering the Company’s type, its size, and the scope and complexity of its activities, the Board adopted a policy pursuant to which the Board will include a minimum of two directors having “accounting and financial expertise” as defined under the Companies Law. For this purpose, the Board determined that two directors who meet applicable independence criteria, Messrs. Asheri and Ne’eman, have “accounting and financial expertise” as defined under the Companies Law. Mr. Sharony, the current continuing External Director, is considered by the Board to have “professional competence.”

The Company’s shareholders, at the Shareholders’ Annual General Meeting held in August 2009, approved the nomination of Mrs. Yael Efron as an External Director for a three-year term. On January 20, 2010, Mrs. Efron resigned from office as an External Director as a measure of caution and to avoid any potential impediment to her son’s professional advancement since her son recently was advised that he is a candidate for promotion at an Israeli law firm that provides legal services to the Company as well as to the Company’s controlling shareholder. Mrs. Efron was considered by the Board to have “accounting and financial expertise.”

At an Extraordinary General Shareholders Meeting held in March 2008, the Company’s shareholders approved, effective April 1, 2008 and thereafter so long as said resolution has not been replaced or revoked by a Shareholders’ General Meeting, the rates for compensation paid to the Company’s External Directors and to other directors meeting the director independence criteria of the Nasdaq Marketplace Rules. This compensation is consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of dual listed companies, such as the Company, who have additional duties under the applicable foreign law due to their status as independent directors. As a result, External Directors and other such independent directors are entitled, so long as the resolution adopted on March 2008 mentioned above is in effect, to an annual fee of NIS 100,000, equal to approximately $26,900, and a per meeting fee of NIS 2,200, equal to approximately $590. The External Directors and other such independent directors are prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director, independent director or otherwise. If elected for a term as an External Director, Dr. Gleitman will be entitled to receive from the Company fees as above described.

The Company’s shareholders at the Shareholders’ Annual General Meeting held in November 2005, approved the grant to current and future members of the Board, as may be from time to time, of indemnification letters reflecting the conditions and limitations as approved in the resolution of the above mentioned Shareholders’ General Meeting. If elected for a term as an External Director, Dr. Gleitman will be also entitled to receive from the Company an indemnification letter, in the terms and conditions as mentioned above. In addition, if elected for a term as an External Director, Dr. Gleitman will be covered by any directors and officers liability insurance in effect as of the date of his election and thereafter by any directors and officers liability insurance purchased by the Company from time to time in accordance with the “Framework Resolution,” approved by the Company’s shareholders at the Shareholders’ Annual General Meeting held in August 2009.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be held unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director and has also declared that he or she has the required skills and the ability to dedicate the appropriate amount of time for the performance of his/her role as an External Director. The proposed nominee, Dr. Gleitman, has declared to the Company that he complies with the qualifications and requirements for appointment as an External Director under the Companies Law, that he has the required skills and that he is capable of dedicating the appropriate amount of time for the performance of his role as an External Director of the Company, and he has agreed to stand for election.

The Corporate Governance and Nominating Committee, as well as the Audit Committee (pursuant to the Audit Committee determination as described above), and the Board as a whole has determined that Dr. Gleitman meets the applicable criteria for External Directors under the Companies Law and the independence criteria under the applicable Nasdaq Marketplace Rules and has recommended that Dr. Gleitman be elected as External Director for a three-year term. In addition, the Board considers Dr. Gleitman to have “accounting and financial expertise” as defined under the Companies Law.

If elected for a term as an External Director, Dr. Gleitman will hold office for a three-year period until March 3, 2013, unless his office is vacated earlier in accordance with the provisions of the Companies Law or the Company’s Articles of Association. If for any reason Dr. Gleitman should be unable to serve, another person will be elected in accordance with applicable law.

Background information regarding Dr. Gleitman, who is 60 on the date of this Proxy Statement, is as follows:

Dr. Yehoshua (Shuki) Gleitman has served as the Managing Partner of Platinum VC since 2001. He currently serves as Chairman of the Board of Widemed Ltd. and of Capital Point Ltd. and is a director of Voltaire Inc. and Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the Chief Executive Officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the Chief Executive Officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as Director General and Chief Scientist of the Israel Ministry of Industry and Trade, Chairman of the U.S.-Israel Industrial R&D Foundation, Joint Chairman of the U.S.-Israel Science and Technology Commission, Managing Director of AIMS Ltd., Vice President and General Manager of Elop Electro-Optic Industries Ltd.’s marine and aerial operations and Head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the Honorary Consul General of Singapore to Israel, is Chairman of the Executive Board of Holon Institute of Technology and is a member of the Executive Board of Tel-Aviv University. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Dr. Yehoshua Gleitman be elected as an External Director of the Company for a three-year term commencing on the close of this Shareholders’ Extraordinary General Meeting and ending on March 3, 2013.”

The Board of Directors recommends a vote FOR approval of this resolution.

By Order of the Board of Directors

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

Date: February 4, 2010

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MARCH 4, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and RONIT ZMIRI, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned’s ordinary shares of ELBIT SYSTEMS LTD. (the “Company”), at the Shareholders’ Extraordinary General Meeting of the Company to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel on Thursday, March 4, 2010, at 3:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” the Proposal listed on the reverse side.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.
☒

1.    ELECTION OF DR. YEHOSHUA GLEITMAN AS AN EXTERNAL DIRECTOR

☐		☐		☐
	FOR		AGAINST		ABSTAIN

Please indicate if you are a controlling shareholder of the Company or acting on a controlling shareholder’s behalf.

(Please note: if you do not mark either Yes or No, your shares will not be voted for this proposal).

YES	NO

☐	☐

* * * * *

Any proxies previously given are hereby revoked.

The below-signed hereby acknowledge(s) receipt of the Notice of Shareholders’ Extraordinary General Meeting and the accompanying Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above.

Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder:	Date:

Signature of Shareholder:	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.